EXHIBIT 99.1

CRYPTOLOGIC LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 17, 2010

AND

MANAGEMENT INFORMATION CIRCULAR

APRIL 12, 2010

CRYPTOLOGIC LIMITED

Marine House
Clanwilliam Place, Dublin 2, Ireland

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of CryptoLogic Limited (“CryptoLogic” or the “Company”) will be held at the D4 Berkeley Hotel, Pembroke Road, Ballsbridge, Dublin 4, Ireland on May 17, 2010 at 2:00 p.m. (Dublin time) (the “Meeting”) for the following purposes:

1.	To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2009, together with the auditor’s report thereon.

2.	To elect the directors of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until their successors shall be elected or appointed.

3.
To appoint the auditors of the Company to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and to authorize the directors to fix their remuneration.

4.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company has fixed April 16, 2010 as the record date for the determination of the persons entitled to receive this Notice and to attend and vote at the Meeting. Accompanying this Notice are the: (i) Management Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting; and (ii) form of Proxy.

If you are a registered shareholder and are unable to attend the Meeting, please complete, sign, date and return the enclosed form of Proxy. A Proxy will not be valid unless it is deposited at the office of Equity Transfer & Trust Company, 400 - 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1 or by fax at (416) 595-9593, prior to 4:30 p.m. (Toronto time) on May 13, 2010, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened meeting. Failure to properly complete or deposit the form of Proxy may result in its invalidation. The time limit for proxies may be waived by the Chairman in his sole discretion without notice.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such intermediary. If you do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Dublin, Ireland, as of the 12th day of April, 2010.

By the order of the Board of Directors

(Signed)

David Gavagan
Chairman

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1

GENERAL PROXY INFORMATION	1
Voting of Proxies	1
Appointment of Proxies	2
Revocation of Proxies	2
Voting Procedures for Non-Registered Shareholders	3
Voting Securities and Principal Holders of Voting Securities	4

BUSINESS TO BE CONDUCTED AT THE MEETING	5
Audited Financial Statements	5
Election of Directors	5
Appointment of Auditors	7

EXECUTIVE COMPENSATION	7
Compensation Discussion and Analysis	7
Incentive Plan Awards	15
Pension Plan Benefits	16
Termination and Change of Control Benefits	16
Director Compensation	20

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	22

AUDIT COMMITTEE	23
Composition of the Audit Committee	23
Relevant Education and Experience	23
Reliance on Certain Exemptions	24
Audit Committee Oversight	24
Pre-Approval Policies and Procedures for Non-Audit Services	24
External Auditor Service Fees	24

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	25

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	25

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS	25

CORPORATE GOVERNANCE	25

ADDITIONAL INFORMATION	32

AUDITORS, REGISTRARS AND TRANSFER AGENTS	32

DIRECTORS’ APPROVAL	32

APPENDIX “A” – AUDIT COMMITTEE TERMS OF REFERENCE	A-1

CRYPTOLOGIC LIMITED

MANAGEMENT INFORMATION CIRCULAR

April 12, 2010

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by management of CryptoLogic Limited (“CryptoLogic” or the “Company”) for use at the annual meeting of shareholders of the Company to be held on May 17, 2010, and at any and all adjournments or postponements thereof (the “Meeting”) for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the “Notice of Meeting”). The solicitation is made by or on behalf of the management of the Company (“Management”). The solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Company. The cost of solicitation will be borne by the Company. The information contained in this Management Information Circular is given as of April 12, 2010, unless otherwise indicated.

GENERAL PROXY INFORMATION

Voting of Proxies

All shares represented at the Meeting by properly executed proxies will be voted for or against (including the voting on any ballot) or will be withheld from voting in accordance with the instructions specified in the enclosed form of Proxy. In the absence of any such specification such shares will be voted:

1.
FOR the election of Thomas Byrne as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

2.
FOR the election of Geoffrey Finlay as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

3.
FOR the election of David M. J. Gavagan as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

4.
FOR the election of Brian Hadfield as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed;

5.
FOR the election of James Wallace as a director of the Company to hold office until the close of the next annual meeting of shareholders of the Company or until his successor shall be elected or appointed; and

6.
FOR the appointment of Grant Thornton Ireland, as auditors of the Company to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and authorizing the directors to fix the remuneration of the auditors.

The enclosed form of Proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. If other matters should properly come before the Meeting the form of Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the form of Proxy.

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. A quorum for the Meeting consists of two shareholders holding not less than 25% of the outstanding ordinary shares of the Company (“Shares”) between them, either in person or by proxy. All proxies submitted, regardless of how voted, will be included for purposes of determining whether a quorum is present for the Meeting.

Appointment of Proxies

The persons named in the enclosed form of Proxy are directors and officers of the Company. A shareholder has the right to appoint a person, who need not be a shareholder, other than the persons designated in the enclosed form of Proxy, to attend and act on behalf of the shareholder at the Meeting. Such right may be exercised by inserting such other person’s name in the blank space provided on the enclosed form of Proxy and striking out the names of the Management designees or by completing another proper form of Proxy.

To be valid, the enclosed form of Proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The enclosed form of Proxy, to be acted upon, must be deposited at the office of Equity Transfer & Trust Company, 400 - 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1 or by fax at (416) 595-9593, by 4:30 p.m. (Toronto time) on May 13, 2010 or, in the case of any  adjournment or postponement of the Meeting, no later than forty-eight hours (excluding Saturdays, Sundays and holidays) before the time of such reconvened Meeting.  Failure to properly complete or deposit the form of Proxy may result in its invalidation. The time limit for proxies may be waived by the Chairman in his sole discretion without notice.

Revocation of Proxies

Pursuant to The Companies (Guernsey) Law, 2008, a shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid containing a statement that any previous proxy is revoked; (b) by depositing an instrument in writing executed by him or by his attorney authorized in writing containing a statement any previous proxy is revoked: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of such meeting on the day of such meeting or any adjournment thereof.

Voting Procedures for Non-Registered Shareholders

Only registered holders of Shares or exchangeable shares of CryptoLogic Exchange Corporation (“CEC Shares”), or the persons they appoint as their proxies, are entitled to vote at the Meeting. Holders of CEC Shares are entitled to vote at the Meeting under a voting trust agreement appointing Equity Transfer

 & Trust Company as voting trustee, on the basis of one vote for each CEC Share held. Holders of CEC Shares must follow the same practices regarding proxies as holders of Shares.

Many shareholders are “non-registered” shareholders because the Shares or CEC Shares that they own are not registered in their names but are instead registered in the name of the brokerage, firm, bank or trust company through which they purchased the Shares or CEC Shares. More particularly, a person is not a registered shareholder in respect of Shares or CEC Shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares or CEC Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a depositary (such as The Depositary Trust Company in the United States, or CDS Clearing and Depositary Services Inc. in Canada) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Securities of a Reporting Issuer (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of Proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.

Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of Proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Shares or CEC Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

1.
Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form, which, when properly completed and returned to the Intermediary or its service provider, will constitute voting instructions that the Intermediary must follow. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person.

2.
Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of Proxy that has already been signed by the Intermediary which is restricted as to the number of Shares or CEC Shares beneficially owned by the Non-Registered Holder, but which is otherwise incomplete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person, the Non-Registered Holder should complete the form of Proxy and deposit it to the offices of Equity Transfer & Trust Company, 400 - 200 University Avenue, Toronto, Ontario, Canada, M5H 4H1 or by fax at (416) 595-9593, as described above. If a Non-

Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the form of Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should carefully follow the instructions of their Intermediary including those regarding when and where the voting instruction form or form of Proxy is to be deposited.

Voting Securities and Principal Holders of Voting Securities

The Board of Directors has fixed April 16, 2010 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deposit the enclosed form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

The authorized capital of the Company consists of an unlimited number of Shares and one preferred share designated as the “Special Voting Share”. As of April 12, 2010, there are 12,815,320 Shares  and one Special Voting Share outstanding. The Special Voting Share is entitled to that number of votes equal to the number of CEC Shares outstanding at the close of business on the Record Date, other than the CEC Shares held by the Company or its affiliates. The Special Voting Share, which is held by Equity Transfer & Trust Company pursuant to a Voting Trust Agreement, allows the holders of CEC Shares to vote at a meeting of holders of Shares on the basis of one vote for each CEC Share held. As of April 12, 2010, there were 1,003,731 CEC Shares outstanding (other than CEC Shares held by affiliates of the Company). Consequently, 13,819,051 votes may be cast at the Meeting.

Each holder of record of a Share or a CEC Share at the close of business on the Record Date, will be entitled to one vote for each Share or CEC Share held, as applicable, on all matters proposed to come or that come before the Meeting. If a shareholder has transferred any Shares or CEC Shares after the Record Date, the transferee of such shares must establish ownership thereof and make a written demand, not later than ten days before the date of the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in order to be entitled to vote such shares.

This Management Information Circular is being mailed to holders of Shares and CEC Shares. The Management Information Circular relates principally to the Company as CryptoLogic Exchange Corporation is exempt from National Instrument 51-102 -- Continuous Disclosure Obligations (“NI 51-102”) provided that the Company complies with the requirements set out in Section 13.3 of NI 51-102. The CEC Shares are the economic equivalent of the Shares.

As of the date hereof, to the knowledge of the directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying more than 10% of the votes attached to the issued and outstanding Shares, except as follows:

NAME	NUMBER OF SHARES BENEFICIALLY OWNED OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED	PERCENTAGE OF ISSUED AND OUTSTANDING SHARES
Austin W. Marxe and David M. Greenhouse New York, U.S.A.	1,396,288(1)	10.10%

(1) According to U.S. securities law filings made by Messrs. Marxe and Greenhouse on March 2, 2010.

BUSINESS TO BE CONDUCTED AT THE MEETING

Audited Financial Statements

The audited financial statements of the Company for the year ended December 31, 2009, and the Auditors’ Report thereon will be placed before the shareholders at the Meeting for their consideration.

Election of Directors

The following table sets out the names of Management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction. The information in the table concerning each nominee director is based on information received by the Company from the nominee director.

The persons named in the enclosed form of Proxy intend to vote FOR the election of these proposed nominees, to hold office until the close of the next annual meeting of shareholders of the Company or until their successors shall be elected or appointed.

NAME AND RESIDENCE (DIRECTOR SINCE)	PRINCIPAL OCCUPATION	NUMBER OF SHARES BENEFICIALLY OWNED OR OVER WHICH CONTROL OF DIRECTION IS EXERCISED
Thomas Byrne(1) (2) (3) Dublin, Ireland (April 13, 2007)
Mr. Byrne is a Chartered Accountant and a Chartered Director. He was a partner in a global accounting firm before joining Ireland’s largest brokerage firm where he was head of Corporate Finance. He set up his own corporate advisory company in 2001. Mr Byrne is Chairman of the Board’s Audit Committee. He served as Chairman of the Audit Committee of EcoSecurities Group Plc until it was privatised in late 2009. In addition to serving on the boards of SWIP 11 PLC., the Irish Takeover Panel, and the Institute of Directors in Ireland, he is also a non-executive director of a number of Irish private companies.
8,000
Geoffrey Finlay(1) (3) Gerrards Cross, England
Mr. Finlay has over 30 years experience building and operating businesses in the software and services industry. From 2007 to 2008, Mr. Finlay served as Chief Executive Officer of nCipher PLC. Currently, Mr. Finlay serves as a non-executive member of the board of directors of Biobanc Group, a patented immune bank. Mr. Finlay has also served as a non-executive director for the following companies: CacheLogic (2005-2007), Udex Limited (2004-2006), Transora Inc. (2000-2003), Pindar Systems Inc. (2003-2004) and WeSupply Limited (2001-2002). He also acted as European Managing Director of Lightspeed Venture Partners, a venture capital firm, until 2002.
Nil
David M. J. Gavagan(2)(4) Dublin, Ireland (June 17, 2008)	Mr. Gavagan was the co-founder and managing/senior partner of Hibernia Capital Partners, where he served in this capacity from 1996 until the fund closed in 2006. Hibernia Capital Partners was a private equity fund manager. At present, Mr. Gavagan is a self-employed Chartered Accountant and serves as a non-executive director on a number of private companies. Mr. Gavagan was appointed Chairman of the Board at the annual shareholder’s meeting on June 3, 2009.	3,000

NAME AND RESIDENCE (DIRECTOR SINCE)	PRINCIPAL OCCUPATION	NUMBER OF SHARES BENEFICIALLY OWNED OR OVER WHICH CONTROL OF DIRECTION IS EXERCISED
Brian Hadfield Gerrards Cross, England (May 30, 2007)	Mr. Hadfield was appointed as Chief Executive Officer of the Company on February 27, 2008, and has been a Director of the Board since May 30, 2007. He had held progressively more senior positions at Unisys Corp. from 1984 to 2005 and for the period 2000 to 2005 was Unisys Limited’s Managing Director.	7,350
James Wallace(1) (2) (3)(4) Bowdon, Chesire, England (June 3, 2009)
Mr. Wallace is a professional public company director, who currently sits on the boards of two public companies in the United Kingdom. He is currently Chairman of Scapa Group plc, the senior independent non-executive director and Audit Committee Chairman of NCC Group plc, and also a non-executive director of the Manchester Airport Group. Previously Mr. Wallace served as Chairman of Bodycote International plc until 2008, and senior independent nonexecutive director of Holidaybreak plc until 2008. Mr. Wallace also served as Chairman of Sigma Capital Group plc until 2008 and Chairman of the Audit Committee of Sanctuary Group plc until 2007. Mr. Wallace is also a chartered accountant by profession.
Nil

(1) Member of Audit Committee. If elected, Geoffrey Finlay will be appointed to the Audit Committee.
(2) Member of Remuneration Committee.
(3) Member of Nominating Committee. If elected, Geoffrey Finlay will be appointed to the Nominating Committee.
(4) Member of Corporate Governance and Compliance Committee.

Additional Disclosure Relating to Directors

Except as disclosed below, to the knowledge of Management of the Company, none of the individuals named above is at the date hereof or has been within the past ten years: (i)  a director, chief executive officer or chief financial officer of any company that, while such individual was acting in such capacity, was subject to an order within the meaning of Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations; (ii) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) been bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Byrne represented EVP Early Stage Fund on the board of directors of ORBO Technologies Ltd, which went into liquidation in March 2006. The main creditor of ORBO Technologies Ltd. was EVP Early Stage Fund.

Mr. Gavagan was a non-executive director of two companies which had received investments from Hibernia Capital Partners and that subsequently went into receivership and liquidation. The two companies were Eurocare Environmental Services Ltd. (a U.K. registered company) and Key Tech Group Limited (an Irish registered company).

Appointment of Auditors

It is proposed that Grant Thornton Ireland be appointed as the Company’s auditors, to hold office until the next annual meeting of shareholders of the Company or until a successor is appointed, and that the directors be authorized to fix the auditor’s remuneration. Grant Thornton Ireland has served as auditor of the Company since October 17, 2008.

The persons named in the enclosed form of Proxy intend to vote FOR the appointment of Grant Thornton Ireland as auditors of the Company, to hold office until the close of the next annual meeting of shareholders of the Company at remuneration to be fixed by the directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Remuneration Committee is responsible for developing and monitoring the Company’s approach to compensation.  This includes developing compensation programs aimed at attracting, retaining and building high calibre management and expertise and providing for the orderly succession of management.  The Remuneration Committee is also charged with periodically reviewing the compensation provided to Directors to ensure it adequately reflects the roles and responsibilities of the

Board of Directors.  Due to the size and structure of the business of the Company, the Remuneration Committee carries out its duties in consultation with other members of the Board of Directors and individual executive officers, as appropriate.  In this respect, the Chief Executive Officer, and from time to time other members of senior management, are involved in providing input and guidance on specific compensation related issues.  The Remuneration Committee carries out its duties with a particular focus on the unique characteristics of the Company, including the nature of its business and the challenges, risks and opportunities particular to it.  In respect of the year ended December 31, 2009, these challenges included ensuring that the compensation program continued to meet its goals in light of the continuing migration and transition of functions to the Company’s  head office in Dublin, Ireland and other changes in the Company’s business, including the implementation of the Company’s announced plans to restructure certain fundamental aspects of the business. This requires consideration of the impact of these circumstances and developments on the Company as a whole, as well as their professional and personal impact on individual executives.

As part of developing the Company’s overall compensation program, the Remuneration Committee is also responsible for setting and reviewing the compensation packages for the Company’s “Named Executive Officers” (each, an “NEO”)1.  The names of the NEOs, together with detailed quantitative information regarding compensation earned by each NEO for the year ended December 31, 2009, is set

1 Under Form 51-102F6, “NEO” or “named executive officer” is defined as the following individuals: (a) a CEO; (b) a CFO; (c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and (d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

out in the “Summary Compensation Table” below.  The discussion below highlights the different elements of compensation comprising the compensation packages of the NEOs and should be read in conjunction with the Summary Compensation Table.

Objectives of Compensation Program

The nature, level and combination of elements of compensation made available to the NEOs is designed to attract, retain and motivate highly qualified executive officers, while promoting an alignment of interests between such executive officers and the Company’s shareholders. The Company has engaged third party consultants in the past to aid in determining the appropriate level of base salary, and appropriate combination between salary and other elements of compensation.  While the information and recommendations provided by these past consulting engagements has historically been considered by the Remuneration Committee, the different elements and levels of compensation have ultimately been tailored having regard to circumstances unique to the Company.

For the year ended December 31, 2009, determinations relating to compensation were made based on past practice, subject to alterations determined necessary to reflect current circumstances and developments. For example, in arriving at the compensation for Mr. McInnes, who became Managing Director of the Company’s Ads Dot Com subsidiary on September 1 , 2009, past practice in respect of such position was considered, but his compensation was then specifically tailored in light of the particular circumstances facing the Company at the time of his hire. While compensation consultants have been engaged in the past by the Company, no compensation consultants were engaged in respect of compensation earned for the year ended December 31, 2009.

Elements of the Compensation Program

As discussed in further detail below, the Company’s compensation program is comprised of the following elements: base salary, cash bonus, stock option awards, long-term incentive plan (“LTIP”) awards, participation in an employee share purchase plan, certain limited pension benefits and selective allowances.  While most of these elements are available to all NEOs, allowances and pension benefits are individually tailored and provided on a comparatively limited basis. Moreover, no LTIP grants were made in the fiscal years 2008 and 2009. As well, while elements of compensation are subject to achievement of a mix of personal and corporate objectives, the Company’s compensation program is designed overall to reward superior individual and corporate performance.

The general policy relating to requisite individual and corporate objectives is set by the Remuneration Committee and is reviewed from time to time to ensure it is responsive to changes in individual NEO circumstances as well as the business of the Company as a whole, including general market conditions, and those specific to the market for the Company’s business.  Awards under the Company’s stock option plan are also guided by objectives specific to those programs. Awards to individual NEOs are reviewed in light of the Remuneration Committee’s general policy and the specific elements of the stock option plan, as well as the objectives forming part of an NEO’s individual compensation program. No  LTIP awards  were granted in fiscal years 2008 and 2009. Stock option and LTIP awards are discussed further in context below.

Base Salary and Bonus:

Base salary is a key element of the Company’s compensation program. The Company’s view is that a competitive base salary is crucial for retaining qualified executive officers. The amount payable to an NEO is determined primarily based on each NEO’s level of responsibility, experience and role within the business.  For these reasons, base salary generally comprises the most significant component of NEO compensation. In comparison, bonus payments, option and LTIP awards and allowances or perquisites have been generally limited.   Increases to base salary are made generally on an annual basis in consideration of individual and corporate performance following review by the Remuneration Committee. During fiscal years 2007 and 2008, retention was of specific concern as a result of the relocation of the Company’s headquarters to Ireland and significant changes in the structure and direction of the Company’s business. Compensation of executives who were identified as being integral to the transition of the business after the relocation to Ireland was adjusted in order to align their interests over a short and long term horizon, as well as to motivate performance and provide financial rewards for success given the risks and challenges posed by these changes. For example, to ensure his compensation continued to be equitable, the compensation structure for Mr. Taylor was modified, and he was provided with certain additional allowances and perquisites as compared to other NEOs, as a result of his personal relocation from Canada to Ireland.

Cash bonuses have historically formed part of the Company’s compensation program.  While in some cases, NEO bonuses are non-discretionary and mandated by contractual terms between the Company and the NEO, generally, most NEO bonuses are discretionary, performance-based, and have been guided by annual management bonus programs.  These programs have been designed to motivate excellence by connecting financial rewards with exceptional performance.  Payment levels have therefore been set based on achievement of personal and corporate objectives. However, a level of discretion has been considered appropriate to afford the Remuneration Committee the flexibility to meet the Company’s compensation objectives. Historically, this was achieved by the Remuneration Committee allocating a specified amount to the bonus pool.   This pool was then funded based on the Company’s development and performance over the relevant bonus period (typically, a fiscal year).  Payments to individual officers were then made based on the amount available in the bonus pool (which was generated in correlation to corporate performance) and personal performance.  Corporate objectives considered for these purposes have been based on overall profitability of the consolidated operations of the Company.  Personal performance measures have included personal and overall contributions to the business, determined at the discretion of the Remuneration Committee. In consideration of the poor performance by the Company and the downturn in general economic conditions during the period, and to preserve capital, no bonus program was implemented for the most recently completed financial year, and thus, no discretionary performance bonus payments were made to NEOs in respect of such period. To the extent that bonuses were paid to NEOs in respect of the most recently completed financial year,  those bonuses  were  paid pursuant to pre-existing contractual commitments owed to the said NEOs, and were non-discretionary in nature.

Stock Options:

Under the Company’s incentive stock option plan (the “Stock Option Plan”), options have a term of five years or less and are subject to earlier termination if the holder leaves the employ of the Company, unless the Remuneration Committee otherwise decides. Options granted to NEOs typically vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant. Vesting follows annually after the anniversary date of the original grant, and is accelerated in the event of a public takeover bid for the Company’s shares. The Company awards options to NEOs in order to attract and retain high quality individuals to serve as officers and executives of the Company and to ensure alignment of the interests of officers and executives with those of shareholders of the Company.  Further details on the Stock Option Plan are set out below under the heading “Securities Authorized for Issuance under Equity Compensation Plans”.

Historically option grants to NEOs have been determined at the discretion of the Remuneration Committee, having regard to the need to reward performance while limiting the dilutive impact on the Shares.  Such discretion was considered appropriate given the business of the Company, its size and structure, as well as the need to retain flexibility in light of changing circumstances. While the Remuneration Committee considers option grants from a principled perspective, keeping in line with the objectives of the compensation program and relevant market trends, options grants may also be based, in part, on the specific circumstances of individuals. Individual grants were made to Mr. McInnes in fiscal 2009. No other NEO was granted stock options in fiscal 2009.

Long-Term Incentive Plan:

The long-term incentive plan (“LTIP”) was adopted by the Board of Directors with effect as of January 1, 2005. However, grants under the LTIP were last made in 2007. Payouts were not made in respect of the PSUs granted under the 2007 LTIP, as the target cumulative annual growth required to meet the payout conditions was not achieved.

The LTIP is intended to enhance the Company’s ability to attract and retain high quality individuals to serve as officers and executives of the Company and to align the interests of officers and executives with those of shareholders of the Company. The LTIP provides performance-based incentives, payable in cash, Shares or a combination of both. Any payments in Shares are made through acquisitions of those Shares by the Company in the secondary market, which avoids any dilutive effect to shareholders’ interests. The LTIP provides for the granting of performance share units (“PSUs”) on a discretionary basis to reward participants for growth in the Company’s earnings per share and share price, with vesting occurring over a 3 year period (generally referred to as a “performance cycle”). In the LTIP’s inaugural year, 50% of the initial grant of PSUs was structured to vest at the end of year 2, and the remaining 50% at the end of year 3. In subsequent years, grants are generally structured to vest 100% at the end of year 3. Vesting may also be accelerated under certain circumstances, such as a change of control of the Company as defined in the LTIP, or a Participant’s death. The Chief Executive Officer, the President, each Vice President, each Director or Director-level executive, each other officer of the Company and certain consultants are eligible to participate in the LTIP, on a discretionary basis. Non-employee members of the Board of Directors are not eligible participants. Generally, PSUs granted under the LTIP are not transferable. PSU grants and the financial and performance objectives required for PSUs to vest are subject to review and approval of the Remuneration Committee.

The LTIP has been designed to reward participants for growth in earnings per share and share price through overlapping three-year performance cycles. The LTIP payout is generally based upon the product of three factors: (i) The number of PSUs awarded; (ii) the share price at the end of the performance cycle; and (iii) a “performance modifier” that is based upon cumulative earnings per share actually achieved by the Company during the performance cycle. Generally, if cumulative targeted earnings per share are not satisfied, no payouts are made. Initial grants were made under the LTIP in 2005. Further grants were made under the 2006 LTIP. However, given the payout conditions associated with the 2006 LTIP, the exit by the Company from the US market in October of 2006 made it highly improbable that the 2006 LTIPs would ultimately pay anything out to holders of 2006 LTIP PSUs. As a result, the Board of Directors determined in October 2006 that the value and payment of one-third of the 2006 LTIP PSUs would be guaranteed and paid out on maturity. The 2006 LTIP matured on December 31, 2008, and holders of 2006 LTIP PSUs received payouts of the guaranteed portion of the said PSUs in early 2009. Further grants were made under the 2007 LTIP. However, payouts were not made in respect of the PSUs granted under the 2007 LTIP, as the target cumulative annual growth required to meet the payout conditions was not achieved. No PSUs were granted in respect of the two most recently completed financial years.

Employee Share Purchase Plan:

In 2005, the Company established an Employee Share Purchase Plan to provide employees with an opportunity to purchase Shares, further participants’ alignment with the interests of shareholders and allow them to participate in the growth of the Company. Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries.  Employees become eligible after six months of employment with the Company. There are four (4) offering periods (each, an “Offering

Period”) per year (once a quarter), as determined by the Board of Directors. Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange. Employees may elect to purchase shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period. Employees can contribute up to 10% of their salary (excluding bonuses). The Company will match 50% of the employee’s contribution, subject to a Cdn$2,500 annual limit. Shares purchased with Company match funds will have a 12 month hold period (from the date of purchase). As at December 31, 2009 there were 16,719 Shares held under the Employee Share Purchase Plan.

Allowances:

Certain limited allowances or personal benefits or perquisites are also made available to NEOs under the Company’s compensation program. These include car allowances, which are generally available to all NEOs consistent with market practices in the industry. In addition, allowances may be provided to reflect the unique circumstances of particular NEOs.  For example, Mr. Taylor’s employment contract provides that, in connection with his relocation to Ireland, the Company compensate him for both one-time and ongoing expenses associated with his relocation and the relocation of his family.  Certain adjustments were also made to his compensation to reflect cost of living allowances. With respect to allowances made available to Mr. Taylor, the Company engaged the services of outside consultants to advise the Company on matters relating to executive compensation in connection with executive relocation at the time of his relocation.

Comparator Group

The Company’s compensation program has historically been developed with reference to compensation offered by comparable publicly-traded, software companies. While comparator group compensation levels were historically used as a point of reference, NEO compensation is highly individualized with regard to the opportunities and challenges unique to the Company’s business.  NEO compensation earned in respect of the year-ended December 31, 2009 was not set in direct reference to any comparator group or benchmark but was determined largely based on compensation levels paid in prior years.  As discussed above, for the most recently completed financial year, salary comprised the main component of compensation as, for most NEOs, no discretionary bonuses were paid, no grants were made under the LTIP and  stock options were granted only to Mr. McInnes.

Determining NEO Compensation

Generally speaking, and subject to as otherwise set forth below, the compensation payable to each NEO for the most recently completed financial year was determined based on previously paid compensation adjusted to reflect changing circumstances and current market conditions. The compensation payable to Mr. Taylor for the most recently completed financial year was determined by the Remuneration Committee in 2006, in part based on the fact that Mr. Taylor had agreed to relocate his family from Toronto to Dublin as part and parcel of the re-domiciling of the Company’s head office. Mr. Taylor, who has been employed with the Company since fiscal 2005, was provided with a series of enhancements to his compensation at the time of his relocation, as express consideration for his agreement to relocate. The Company engaged two independent relocation consultants and various tax consultants to advise it with respect to the arriving at the compensation arrangements of Mr. Taylor, and to ensure that all arrangements with Mr. Taylor are in accordance with applicable tax laws.

No NEO is involved in the decision-making process related to the setting of his own compensation. Mr. Hadfield, as the President and CEO of the Company, makes recommendations to the Remuneration Committee regarding the compensation of all other NEOs. Mr. Taylor is not a member of the Remuneration Committee, but as a director of the Company, votes on the recommendations of the Remuneration Committee in respect of the compensation of all other NEOs.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Termination and Change of Control Benefits” there are certain circumstances that trigger or accelerate payments or the provision of other benefits to an NEO upon termination or a change of control relating to the Company. Elements that may be subject to payment or acceleration based on termination or change of control include salary, LTIP awards and stock option awards as discussed in further detail below.

Performance Graph

The following graph compares the Company’s five year cumulative total shareholder return to the S&P/TSX Composite Total Return Index, assuming reinvestment of dividends and considering $100 investment on January 1, 2005.

The Company, its business and its industry have been subject to a great deal of volatility and uncertainly during the five years reflected in the performance graph.  The performance graph reflects, among other factors, the impact that regulatory changes and uncertainty, as well as changes in general economic conditions and the business of Company, have had on the price of the Shares. At the same time, there has been a significant increase in the challenges facing the Company, which of course impacts the role, breadth and scope of duties of the NEOs.  As discussed above, compensation of NEOs is comprised of fixed and performance based compensation in the form of base salary, supplemented by bonuses, option grants, LTIP awards and allowances or perquisites as appropriate.  Base salary, being a fixed component of overall compensation, forms the most significant element of this mix and is paid to reflect factors such as competence, skill, experience and the role of the NEOs in respect of the business of the Company. Base salary has remained relatively stable during the comparison period, taking into account cost of living and other adjustments, and further considering that the factors that are reflected in base salary are not diminished, but have taken on increased significance in the face of the escalating challenges the Company has faced and continues to face.  While these challenges may have a negative impact on market performance of the Company’s stock, the Remuneration Committee must also consider the impact of these challenges on retention and motivation.  At the same time, performance based elements of compensation have generally declined in correlation to, and reflective of, the decline in the price of Shares.  Any exceptions to this general decline have occurred on account of changes in management (for example, while general option grants have been suspended, new or incoming executives may still be granted options in their first and/or second year of employment as employment and retention incentives).

Summary Compensation Table

The following table presents all compensation in respect of the NEOs for the financial year ended December 31, 2009.

NAME AND PRINCIPAL POSITION	YEAR	SALARY	SHARE- BASED AWARDS	OPTION- BASED AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION		PENSION VALUE	ALL OTHER COMPENSA-TION	TOTAL COMPENSA-TION
		($)(1)	($)	($)(2)	($)		($)	($)	($)
					ANNUAL INCENTIVE PLANS	LONG-TERM INCENTIVE PLANS (3)
Brian Hadfield President and CEO and Director	2009 2008	657,712 580,217(5)	Nil Nil	Nil 516,581	Nil Nil	Nil Nil	Nil Nil	17,520(4) 33,454	675,232 1,132,256
Stephen Taylor Chief Financial Officer	2009 2008	254,406 313,554	Nil Nil	Nil 154,974	Nil Nil	161,783 Nil	17,878 (6) 18,813 (6)	308,414 (7) 372,804 (7)	742,481 860,145
Justin Thouin(8) Vice President - Product Management and Business Development	2009 2008	234,734 252,181	Nil Nil	Nil Nil	Nil Nil	95,369 8,824	Nil Nil	19,269 (9) Nil	349,372 261,005
Tom McInnes (10) Managing Director	2009 2008	84,784 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	7,487 Nil	207,440 55,055	299,711 Nil
Barry Townsend(11) Consultant	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	269,048 55,055	269,048 Nil

(1) All amounts in this table are expressed in US dollars. Unless otherwise indicated, where actual compensation was paid in a currency other than US dollars, the amounts in this table are calculated based on the average effective local currency to US dollar exchange rate for the fiscal year in question.

(2) The fair value of the options awarded to both Mr. Hadfield and Mr. Taylor was determined using the Black Scholes valuation model, at the date of award, as prescribed by Section 3870 of the CICA Handbook assuming a 3 year useful life, risk free interest rate of 2.74%, volatility factor of 46.11% and a dividend yield of 2.12%.

(3) The amounts reflected for 2009 were made under the Company’s 2006 LTIP plan, which plan matured on December 31, 2008. The payments were made in early 2009. A portion of the value of the 2006 LTIPs was crystallized by decision of the CryptoLogic board on October 13, 2006, corresponding to the passage of the Unlawful Internet Gambling Enforcement Act, and were payable to employees at the completion of 3 years of employment ending December 31, 2008 (See Long-Term Incentive Plan below).  Further grants were made under the 2007 LTIP. The 2007 LTIP plan has now matured, but no payouts were made under the plan, as the payout conditions were not achieved.

(4) This amount is comprised of a car allowance.
(5) As Mr. Hadfield did not become CEO until February 28, 2008, this amount represents approximately ten (10) months’ base salary.

(6) All Ireland-based employees of the Company, including Mr. Taylor, participate in a pension plan administered in accordance with Irish standards, whereby the Company makes a pre-determined contribution on behalf of Mr. Taylor.

(7) These amounts are made up of 1) amounts earned by Mr. Taylor while working away from Ireland, 2) allowances for ongoing expenses provided to Mr. Taylor associated with his relocation and the relocation of his family to Dublin, Ireland including car allowance, cost of living adjustments, housing allowances and tuition reimbursements for the educational requirements of his family and 3) a retention bonus due on each anniversary date of the date of his employment agreement with the Company up to February 14, 2010. Mr. Taylor’s duties require him to spend approximately one-third of his time away from Ireland. With respect to the portion of his compensation associated with his time away from Ireland, Mr. Taylor is paid through a consulting arrangement between a wholly owned subsidiary of the Company and a corporation wholly-owned by Mr. Taylor.

(8) Mr. Thouin left the employ of the Company on April 8, 2010.
(9) This amount is comprised of a car allowance and payout of unused vacation days.

 (10) Mr. McInnes was a consultant prior to becoming a full time employee with the Company on September 1, 2009.  The amounts paid to Mr. McInnes and shown under the “All Other Compensation” heading represent payments made by the Company to Mr. McInnes when he was engaged as a consultant.

(11) Mr. Townsend is a consultant to the Company. His primary role is to oversee the functions of our Development and Operations Groups. These amounts represent the fees charged by Townsend Squared Limited for the services of Mr. Townsend.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2009 in respect of each NEO.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE- MONEY OPTIONS	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED
	(#)	($)(1)		($)	(#)	($)
Brian Hadfield	100,000	$19.00	05/15/13	Nil	Nil	Nil
Stephen Taylor	45,000 2,500 25,000 5,000 25,000 30,000	$24.05 $24.40 $26.80 $29.68 $18.56 $19.00	09/08/10 02/02/11 06/27/11 01/29/12 11/13/12 05/15/13	Nil	Nil	Nil
Justin Thouin	5,000 20,000 4,000 25,000	$24.40 $25.08 $29.68 $18.56	02/02/11 08/04/11 01/29/12 11/13/12	Nil	Nil	Nil
Tom McInnes	5,000	$6.91	09/20/14	Nil	Nil	Nil
Barry Townsend	Nil	N/A	N/A	Nil	Nil	Nil

(1) All stock option exercise prices are expressed in Canadian dollars.

Incentive Plan Awards – Value Vested or Earned During the Year

NAME	OPTION-BASED AWARDS - VALUE VESTED DURING THE YEAR	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR	NON-EQUITY INCENTIVE PLAN COMPENSATION - VALUE EARNED DURING THE YEAR
	($)	($)	($)
Brian Hadfield	Nil	Nil	Nil
Stephen Taylor	Nil	Nil	Nil
Justin Thouin	Nil	Nil	Nil
Tom McInnes	Nil	Nil	Nil
Barry Townsend	Nil	Nil	Nil

A description of the significant terms of each of the Company’s plan-based awards has been provided above under the heading “Compensation Discussion and Analysis”.

Pension Plan Benefits

Generally speaking, the Company does not provide pension benefits to NEOs. The sole exceptions are: i)  Mr. Taylor, in respect of whom the Company is contractually obligated to contribute an amount equal to US$18,813 per annum to the pension plan provided by the Company for all of its Ireland-based employees, and ii) Mr. McInnes, in respect of who the Company is contractually obligated to contribute an amount equal to US$30,066 per annum to a pension plan.

Termination and Change of Control Benefits

The following is a summary of termination and change of control payments or benefits accruing to the NEOs. All dollar amounts have been converted to US dollars based on the average local currency to US dollar exchange rate applicable during fiscal 2009.

Brian Hadfield - President and CEO and Director

The Company and Mr. Hadfield entered into an employment agreement dated March 15, 2008. Pursuant to Mr. Hadfield’s employment agreement he is entitled to receive a fixed base salary. Any further review of his base salary for adjustment is to be based on an assessment of Mr. Hadfield’s achievement of over-all objectives as determined by the Company. Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

Should the Company terminate Mr. Hadfield’s employment by giving notice, Mr. Hadfield will be entitled a lump sum payment made up of the following sums: (a) 12 months’ base salary; and  (b) 12 months’ bonus, equal to the total amount of bonus received for the previous year of employment.

Termination With Respect to a Change of Control

Mr. Hadfield’s and Mr. Taylor’s individual NEO contracts contain a definition of “change of control” and such definitions are not identical in all cases.

In the event Mr. Hadfield’s employment is terminated in connection with a change of control of the Company, Mr. Hadfield will be entitled to a termination payment as set out above, and in addition, he will be entitled to a lump sum payment equal to €473,000.

Voluntary Termination by Mr. Hadfield

Mr. Hadfield must provide the Company with a minimum of ninety (90) days’ written notice should he wish to voluntarily terminate his employment with the Company. In the event Mr. Hadfield voluntarily terminates his employment with the Company by providing such ninety (90) days’ written notice, and the Company exercises its right to waive such notice, Mr. Hadfield will be entitled to a lump sum payment equivalent to the his base salary and bonus for the balance of the notice period that remains outstanding on the date the Company exercises such waiver.

Stephen Taylor  - Chief Financial Officer

The Company and Mr. Taylor entered into an employment agreement dated June 1, 2007. In addition, a joint venture made up of three wholly-owned subsidiaries of the Company entered into a consulting agreement with a company wholly owned by Mr. Taylor dated June 1, 2007. Pursuant to these agreements, Mr. Taylor and his company are entitled to receive gross annual remuneration at a prescribed base rate. Thereafter, his and his company’s annual remuneration are subject to review by the Board of Directors of the Company on the same basis as the Board shall review the remuneration of other senior executives of the Company. Pursuant to the aforesaid agreements, Mr. Taylor and  his company are also entitled to both discretionary bonuses and non-discretionary retention bonuses and to participate in the Company’s stock option plan and LTIP. As well, the Company has agreed to make an annual pension contribution on behalf of Mr. Taylor, to the pension plan provided by the Company for all of its Ireland-based employees.

Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination  by the Company Other Than for Cause

In the event Mr. Taylor’s employment agreement is terminated by the Company other than for cause or if his employment is voluntarily terminated, under circumstances which constitute “good reason” (as defined in his employment agreement), Mr. Taylor will be entitled to the following:

Severance or Termination Pay - An amount equal to:

a)	Mr. Taylor’s annual remuneration at the time of termination of employment; plus

b)
the greater of (i) the amount of the discretionary bonus paid to Mr. Taylor in respect of the fiscal year immediately prior to the year in which the termination takes place, or (ii) the expected amount which would be paid to Mr. Taylor as a discretionary bonus in respect of the fiscal year in which the termination takes place had Mr. Taylor remained in the employ of the Company, based on the criteria established by the senior management team bonus plan in effect at that time; plus

c)
a pro rata portion of the discretionary bonus Mr. Taylor would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year Mr. Taylor remained employed with the Company, which pro rata discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Company’s senior management team bonus plan).

Benefits Plans - Continued participation in the Company’s benefits plans for a period of twelve (12) months following the effective date of termination.

Termination With Respect to a Change of Control

In the event Mr. Taylor’s employment is terminated pursuant to a change of control (as defined in his employment agreement) Mr. Taylor will be entitled to termination payments as set out above, and in addition, he will be entitled to the following:

Stock Options - All unvested stock options granted to Mr. Taylor will vest and be exercisable from and after the occurrence of the change of control, in the same manner, and subject to the same terms and conditions as relate to all other vested stock-options granted to Mr. Taylor.

Termination of Consulting Agreement Other Than for Cause

In the event the consulting agreement is terminated by the joint venture other than for cause (as defined in the consulting agreement) including without limitation, as a result of the a change of control. Mr. Taylor’s consulting company will be entitled to the following:

Severance or Termination Pay - An amount equal to:

a)	the consulting company’s annual fees at the time of termination of employment; plus
b)
the greater of (i) the amount of the discretionary bonus paid to the consulting company in respect of the fiscal year immediately prior to the year in which the termination takes place, or (ii) the expected amount which would be paid to the consulting company as a discretionary bonus in respect of the fiscal year in which the termination takes place had the consulting agreement remained in effect, based on the criteria established by the senior management team bonus plan in effect at that time; plus

c)
a pro rata portion of the discretionary bonus the consulting company would have received in respect of the fiscal year in which the termination arises (having regard to the portion of the fiscal year the consulting agreement remained in effect, which pro rata discretionary bonus shall be declared, calculated and paid in accordance with, and subject to the Company’s senior management team bonus plan); plus

d)	reimbursement for tax consulting advice relating to the relocation of Mr. Taylor, the cost of which is not to exceed €31,850.00.

Cross Termination

In the event that the employment agreement or the consulting agreement is terminated, the other of the agreements is contemporaneously terminated.

Voluntary Termination by Mr. Taylor

Mr. Taylor must provide the Company with a minimum of three (3) months notice written notice should he wish to voluntarily terminate his employment with the Company. In the event Mr. Taylor voluntarily terminates his employment with the Company on giving such three (3) months notice, and the Company exercises its right to waive such notice, Mr. Taylor will be entitled to an equivalent amount of remuneration for such period.

Justin Thouin –  Vice-President Product Management and Business Development

The Company and Mr. Thouin entered into an employment agreement dated August 3, 2006. Pursuant to Mr. Thouin’s employment agreement he is entitled to receive a fixed base salary. Any further review of his base salary for adjustment is to be based on an assessment of Mr. Thouin’s achievement of over-all objectives as determined by the Company.

Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

Should the Company terminate Mr. Thouin’s employment by giving notice, Mr. Thouin will be entitled to twelve (12) months notice of termination or pay in lieu thereof.

Thomas McInnes – Managing Director - Ads Dot Com Ltd.

The Company and Mr. McInnes entered into an employment agreement dated September 1, 2009. Pursuant to Mr. McInnes’ employment agreement he is entitled to receive a fixed base salary. Any further review of his base salary for adjustment is to be based on an assessment of Mr. McInnes’ achievement of over-all objectives as determined by the Company. Mr. McInnes is also entitled to a non-discretionary bonus based upon meeting certain predetermined performance objectives.

Any incremental payments that would be triggered under various termination circumstances are summarized below:

Termination by the Company Other Than For Cause

Should the Company terminate Mr. McInnes’ employment by giving notice, Mr. McInnes will be entitled to nine (9) months notice of termination or pay in lieu thereof.

Barry Townsend  – Consultant

The Company and Townsend Squared Limited (a company solely owned and controlled by Mr. Townsend) entered into a consulting agreement dated October 20, 2008. Pursuant to said consulting agreement, Mr. Townsend oversees the functions of the Company’s Development and Operations Groups. The Company may terminate the said consulting agreement at will, by providing Mr. Townsend with 30 days written notice of termination.

Director Compensation

Director Compensation Table

The following table presents all amounts of compensation provided to the directors for the year ended December 31, 2009.

NAME (1)	FEES EARNED	SHARE- BASED AWARDS	OPTION- BASED AWARDS	NON-EQUITY INCENTIVE PLAN COMPENSATION	PENSION VALUE	ALL OTHER COMPEN-SATION	TOTAL
	($)(2)	($)	($)	($)	($)	($)	($)(2)
Thomas Byrne	$62,637	Nil	Nil	Nil	Nil	Nil	$62,637
Stephen Freedhoff	$58,120	Nil	Nil	Nil	Nil	Nil	$58,120
David Gavagan	$95,462	Nil	Nil	Nil	Nil	Nil	$95,462
Robert Stikeman	$84,620	Nil	Nil	Nil	Nil	Nil	$84,620
James Wallace	$36,137	Nil	Nil	Nil	Nil	Nil	$36,137
Wai Ming Yap (3)	$23,188	Nil	Nil	Nil	Nil	Nil	$23,188

(1) As executive directors, Mr. Hadfield and Mr. Taylor are not separately compensated to act as directors of the Company.
(2) All amounts are in US dollars.
(3) Wai Ming Yap served as a director until June 3, 2009 and did not stand for re-election to the Board at the Company’s annual meeting held on June 3, 2009.

Narrative Discussion

Director compensation consists of a retainer fee for non-executive directors and additional fees in connection with service as Board Chairman or committee chairs. For the most recently completed financial year, director fees were set at GBP 35,000 per annum ($54,589 per annum, based on the average effective GBP to US dollar exchange rate for fiscal year 2009), with an additional GBP 5,000 ($7,798, based on the average effective GBP to US dollar exchange rate for fiscal year 2009) payable in connection with serving as a committee chair, and an additional GBP 45,000 ($70,186 based on the average effective GBP to US dollar exchange rate for fiscal year 2009) payable in connection with serving as Chairman of the Board of Directors of the Company.

Outstanding Share-Based Awards and Option-Based Awards

The following table presents information relating to all share-based and option-based awards outstanding as at December 31, 2009 in respect of each director.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME (1)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION DATE	VALUE OF U NEXERCISED IN- THE-MONEY OPTIONS	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED
	(#)	($)(1)		($)	(#)	($)
Stephen Freedhoff	3,333 10,000	$21.39 $23.56	09/02/10 12/14/11	Nil Nil	Nil Nil	Nil Nil
Robert Stikeman	12,000 45,000	$21.39 $23.56	09/02/10 12/14/11	Nil Nil	Nil Nil	Nil Nil

(1) All amounts are in Canadian dollars.

Incentive Plan Awards – Value Vested or Earned During the Year

NAME(1)	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR	NON-EQUITY INCENTIVE PLAN COMPENSATION -- VALUE EARNED DURING THE YEAR
	($)	($)	($)
Stephen Freedhoff	Nil	Nil	Nil
Robert Stikeman	Nil	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at December 31, 2009 with respect to Shares authorized for issuance under the Stock Option Plan.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (A)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS ($)(1) (B)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A)) (C)
Equity compensation plans approved by security holders	563,521	$21.89	916,691(2)

(1) All amounts are in Canadian dollars.
(2) The number of securities remaining available for future issuance relates to the Company’s stock option plan.

Stock Option Plan

The principal features of the Stock Option Plan are as follows:

•	The Stock Option Plan authorizes the issuance of 3,900,000 options, of which 916,691 options are available for issuance under the Stock Option Plan.

•	Options have a term of five years or less and will be subject to earlier termination in certain circumstances. An option will only become exercisable after the following vesting periods:

o	one-third of the options granted to Directors will vest at the date of grant, one additional third one year thereafter, and the remaining third one year after that; and

o
unless otherwise permitted by the Remuneration Committee, all other options granted will vest at a rate of one-quarter of the total amount granted per year, the first vesting date to follow one year after the date of grant. Vesting dates will follow annually on the anniversary date of the original grant, provided that in the event of a public takeover bid all options will immediately vest.

•
Any option granted under the Option Plan, to the extent that such option has not been validly exercised, will terminate on the earlier of the following dates: (i) the date of expiration specified in the option agreement; (ii) 30 days after the date of the termination or expiration of the optionee’s employment, directorship or service agreement other than by cause and other than by retirement, permanent disability or death; (iii) six (6) months after the date of the optionee’s death; and (iv) three (3) months after termination of the optionee’s employment by permanent disability or retirement under any retirement plan of the Company.

•	No one person may receive or hold options entitling the purchase of 5% or more the outstanding Shares of the Company.

•
The exercise price is fixed by the directors but is not less than the market value of the Shares at the date of the grant (the closing price on the day of the grant or the average between highest and lowest prices on such day).

•	Stock options are not assignable by the holder.

•	No financial assistance will be provided by the Company to option holders in connection with the exercise of stock options granted under the Stock Option Plan.

•	The Stock Option Plan is administered by the Board of Directors on the advice of the Remuneration Committee.

•	The CEO has the authority to issue up to 5,000 stock options to any employees not reporting directly to the CEO.

•	Amendments to the Stock Option Plan require the approval of the directors and those shareholders not otherwise eligible to receive a benefit under the plan.

AUDIT COMMITTEE

The Audit Committee has a charter. A copy of the Audit Committee charter is attached as Appendix “A“ hereto.

Composition of the Audit Committee

The members of the Audit Committee are currently Thomas Byrne, Stephen Freedhoff and James Wallace. If elected, Geoffrey Finlay will be appointed to the Audit Committee, replacing Stephen Freedhoff. All three current members, as well as Geoffrey Finlay, are “independent” within the meaning of NI 52-110. All current members, as well as Geoffrey Finlay, are considered to be “financially literate”. A member is considered financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company’s financial statements.  A member of the committee is independent if the member has no direct or indirect material relationship with the Company which could in view of the Board of Directors reasonably interfere with the exercise of the member’s independent judgment.

Relevant Education and Experience

Mr. Byrne is a Chartered Accountant and was a partner of a global accounting firm before joining Davy Stockbrokers, Ireland’s largest brokerage house, in 1987. He was Head of Corporate Finance at Davy Stockbrokers until he set up his own corporate advisory company, Abaris Corporate Advisors Limited, in 2001, and as such has extensive experience with public company reporting and accounting issues.  In addition to serving on the boards of SWIP 11 PLC., the Irish Takeover Panel, and the Institute of Directors in Ireland, he is also a non-executive director of a number of Irish private companies. He is Chairman of the Company’s Audit Committee.

Mr. Finlay has over 30 years experience building and operating businesses in the software and services industry. Mr. Finlay has served as a non-executive member of the board of directors of companies such as  CacheLogic, Udex Limited, Transora Inc., Pindar Systems and WeSupply Limited.. He also acted as European Managing Director of Lightspeed Venture Partners, a venture capital firm. He is currently a non-executive director of Biobanc Group, a patented immune bank. Mr. Finlay has also held a number of CEO and Managing Director positions.

Mr. Wallace is a Fellow of the Institute of Chartered Accountants in England and Wales and has extensive experience as a public company director. He is currently chairman of Scapa Group plc, the senior non-

executive director and audit committee chairman of NCC Group plc and a non-executive director of the Manchester Airport Group.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s recently completed financial year did the Company rely on exemptions in NI 52-110 (2.4), (3.2), (3.3(2)), (3.4), (3.5), (3.6), (3.8) or Part 8.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor that was not accepted by the Board of Directors.

Pre-Approval Policies and Procedures for Non-Audit Services

The Audit Committee Charter sections 3(2)(f) and (g) require the Audit Committee to review all non-audit engagements of the auditor, and these reviews are individually considered on a case by case basis.

External Auditor Service Fees

On October 17, 2008, the Company appointed Grant Thornton as independent auditor, succeeding KPMG LLP. Fees billed by Grant Thornton for audit and non-audit services in connection with the fiscal years ended December 31, 2009 and 2008 are outlined in the following table (in thousands of US dollars):

	2009	2008(1)
Audit Fees(2)	$1,262	$1,118
Audit-Related Fees(3)	–	$109
Tax Fees(4)	$126	$969
All Other Fees(5)	–	$603
Total	$1,388	$2,799

(1) The audit fees of $1,118 related to services performed by Grant Thornton and the remaining non audit fees of $1,681 relate to services performed by KPMG LLP.

(2) Audit fees were for professional services rendered for the audits of the Company’s consolidated financial statements and subsidiary companies, the review of interim financial statements, the review of accounting disclosure requirements regarding other business activities and review of documents filed with U.S., Canadian and U.K. securities regulatory authorities including documents relating to the Company’s reorganization to Ireland.

(3) Audit-related fees were for advisory services related to Sarbanes-Oxley (Section 404) and other related compliance matters.

(4) Tax fees were for tax compliance, tax advice and tax planning.  These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, expatriate advisory services as well as advisory services relating to the Company’s reorganization to Ireland, federal, provincial and international tax compliance for customs and duties, and regarding common forms of domestic and international taxation (i.e. income tax, VAT, GST and excise taxes).

(5) Other fees were for services other than audit fees, audit-related fees and tax fees as described above. These services included probity checks of employees and licensees.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current directors or officers of the Company is indebted to CryptoLogic.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

In the normal course of operations, the Company has, in the past, engaged the services of a law firm in which Robert Stikeman, a member of the Board of Directors, is a partner. Fees paid to this firm were $0.06 million in 2009 (2008 - $0.4 million). At December 31, 2009, there were no fees payable to this law firm (2008 - $0.03 million). As the Company has now fully completed its transition from a Canadian incorporated and headquartered entity to a Guernsey incorporated and Irish headquartered company, the Board of Directors has determined that it will no longer use this law firm for material legal work.

During 2009, the Company also engaged another law firm in which Wai Ming Yap, a former member of the Board of Directors, is a partner. The fees paid to this law firm were $0.03 million in 2009 (2008 - $0.01 million).  As at December 31, 2009, there were no outstanding fees payable to this law firm (2008 – nil).

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices (“Guidelines”), which are not prescriptive, but are encouraged in the formulation of corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders, and believes that its practices are closely aligned to the Guidelines. This section sets out the Company’s approach to corporate governance and provides the disclosure requested by Form NI 58-101F1.

1.	Board of Directors

Directors are defined under NI 58-101 as independent if they have no direct or indirect material relationship with the Company. A “material relationship” is further defined in Multilateral Instrument 52-110 (“MI 52-110”) to include a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. As well, MI 52-110 provides a list of circumstances that deem a director not to be independent if that person or his family receive any compensation directly or indirectly other than as acting as a director.

The independent members of the Board of Directors of the Company are Thomas Byrne, James Wallace, David Gavagan and, if elected, Geoffrey Finlay. In 2009, the non-independent members of the Board of Directors were Brian Hadfield, President and Chief Executive Officer, Robert Stikeman and Stephen Taylor, Chief Financial Officer. Robert Stikeman, the former non-executive Chairman of the Company, is a partner in a law firm that provided legal services to the Company. The slate of directors proposed by

Management contemplated that Mr. Hadfield would be the only non-independent member of the Board of Directors, as Messrs. Stikeman and Taylor are not standing for re-election. Regarding Mr. Stikeman’s past positions on the Company’s Board and various committees, while the Board does not believe Mr. Stikeman’s relationship with the Company should be reasonably perceived to materially interfere with his ability to act in the best interests of the Company, he is not considered “independent” due to the  facts stated above. Mr. Stikeman is also not considered “independent” for the purposes of the NASDAQ Rule 4350(d)(2)(A). However, pursuant to the provisions of the NASDAQ Rule 4350(d)(2)(B), the Board had determined that membership on the Nominating Committee and the Corporate Governance and Compliance Committee by Mr. Stikeman was required by the best interests of the Company and its shareholders, due to Mr. Stikeman’s knowledge of the Company and its operations. Brian Hadfield and Stephen Taylor are non-independent members of the Board as they are executive officers of the Company.

The Board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas. As well, Management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent directors meet separately from Management between regular director meetings to permit independent discussion of issues facing the Company. In 2009, six (6) such meetings were held independent of Management. The attendance record of each director for all Board meetings held since January 1, 2009 is contained in the section below titled “Meetings of the Board of Directors”.

All directors are encouraged to hold a minimum of 5,000 Shares of the Company.

Meetings of the Board of Directors

The attendance record at Board and committee meetings for each member of the Board from January 1, 2009 to April 12, 2010 are set out below:

DIRECTOR	BOARD MEETINGS	AUDIT MEETINGS	REMUNERATION MEETINGS	NOMINATING MEETINGS	CORPORATE GOVERNANCE AND COMPLIANCE MEETINGS	OVERALL
Thomas Byrne	11/11 (100%)	5/5 (100%)	5/5 (100%)	5/5 (100%)	3/3 (100%)	29/29 (100%)
Stephen Freedhoff	8/11 (80%)	5/5 (100%)	5/5 (100%)	N/A	N/A
David M.J. Gavagan	11/11 (100%)	2/2 (100%)	5/5 (100%)	3/3 (100%)	3/3 (100%)	24/24 (100%)
Brian Hadfield	11/11 (100%)	N/A	N/A	N/A	N/A	11/11 (100%)
Robert H. Stikeman	11/11 (100%)	N/A	N/A	2/2 (100%)	5/5 (100%)	18/18 (100%)
Stephen B. Taylor	11/11 (100%)	N/A	N/A	N/A	N/A	11/11 (100%)
James Wallace	9/9 (100%)	3/3 (100%)	3/3 (100%)	3/3 (100%)	3/3 (100%)	21/21 (100%)
Wai Ming Yap	2/2 (100%)	N/A	2/2 (100%)	2/2 (100%)	2/2 (100%)	8/8 (100%)

2.           Board Mandate

The following is the text of the Board’s written mandate to manage, or supervise the management of, the business and affairs of the Company. To discharge this obligation, the Directors assume responsibility in the following areas:

Corporate Disclosure

•	Monitoring continuous and timely disclosure, financial reporting and all related communications.

•	Receiving and reviewing the reports of the Audit Committee on financial disclosure.

•	Establishing a communications policy for the Company, namely, to establish controls and procedures for vetting the quality and accuracy of financial results.

Material Transactions

•	Review and approve material transactions not in the ordinary course of business and establish thresholds requiring prior Board approval.

Risk Assessment

•	Identify the principal risks of the Company’s businesses and ensure that appropriate systems are in place to manage these risks.

Integrity

•	Ensure the integrity of the Company’s internal control and management information systems.

•	Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Company’s own governing documents.

Strategic Planning Process

•	Provide input to management on emerging trends and issues.

•	Review and approve management’s strategic plans.

•	Review and approve the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

•	Take into account the opportunities and risks of the business.

Monitoring Tactical Progress

•	Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Senior Level Staffing

•	Select, monitor and evaluate the performance of the Chief Executive Officer and other senior executives, and plan for Management succession.

Monitoring Directors’ Effectiveness

•
Assess its own effectiveness in fulfilling the above and Boards’ responsibilities, including monitoring the effectiveness of individual Directors, based on a review and recommendations of the Compliance and Governance Committee.

3.	Position Descriptions

The Board has developed a written mandate for the Board (see Board Mandate above), a position description for the Chief Executive Officer and outlined limits to his responsibilities. It has also adopted a statement of corporate objectives in consultation with the Chief Executive Officer.

The Board has developed a written mandate for the Chairman that consists of four principle components as follows:

Providing Leadership to Enhance Directors Effectiveness

The Chairman is explicitly accountable for ensuring that the Directors carry out their responsibilities effectively. This involves:

•
ensuring that the responsibilities of the Directors are well understood by both the Directors and management, and that the boundaries between Directors and management responsibilities are clearly understood and respected; the Chairman needs to ensure that the Directors do their job and do not try to do management’s job;

•	ensuring that the Directors work as a cohesive team and providing the leadership essential to achieve this;

•	ensuring that the resources available to the Directors (in particular timely and relevant information) are adequate to support their work;

•	ensuring that a process is in place by which the effectiveness of the Board of Directors and their committees is assessed on a regular basis; and

•	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board and its committees is assessed on a regular basis.

Managing the Board

The Chairman is responsible for:

•	adopting procedures to ensure that the Directors can conduct their work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

•	ensuring that where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board. Examples of such functions could include:

o	assessing the performance of the CEO;

o	ensuring that appropriate human resource management practices (including succession planning, development and compensation plans) are in place for senior management;

o	ensuring that succession planning for the board is carried out;

o	ensuring an adequate orientation and training program for new Board members;

o	at the conclusion of each Board of Directors’ meeting, the Chairman may chair a meeting of non-management Directors at which any concerns may be freely expressed; and

o	once potential Board or management candidates are identified, approaching potential candidates(with or without the CEO) to explore their interest in joining the Board.

Acting as Liaison Between Directors and Management

The Chairman must work to ensure that relationships between the Directors and management are conducted in a professional and constructive manner This involves working closely with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Company is building a healthy governance culture.

 Representing the Company to External Groups

Working with the CEO and the CFO, the Chairman could represent the Company to external groups such as shareholders and other stakeholders including local community groups and governments.

At present, the Company does not have a mandate for the Chairman of the Committees, just the Committees themselves.

4.	Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s business, technology and industry and on the responsibilities of directors, including provision of extensive written materials and individual reviews on the affairs of the Company.

Board meetings include presentations by the Company’s Management and employees to give the Directors additional insight into the Company’s business, and informal meetings are arranged to permit the Board the occasion for unstructured discussion of the Company’s position in the industry and strategic options it may consider.

The Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations, as necessary, by, among other things, engaging consultants that are independent of the Company, to advise on matters pertaining to corporate finance, technology and executive compensation. In addition, the Board is advised regularly by its outside Irish, Canadian, US, UK, Malta, Cyprus and Guernsey counsel on matters pertaining to compliance with applicable laws, as well as its outside auditors on matters pertaining to, among other things, financial controls.

5.           Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company.

The Company has adopted a written Code of Business Conduct and Ethics (“Code”) respecting ethical business conduct. A copy of the Code is available without charge upon request by contacting CryptoLogic’s Investor Relations Department by mail at our office located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone (416) 545-1455, by mail at our office located at 3rd Floor, Marine House Clanwilliam Place, Dublin 2 Ireland, by telephone at +353(0) 12340400, by email at investor.relations@cryptologic.com, and also posted on the Company’s web site at www.cryptologic.com.

The Board monitors compliance by making enquiries and receiving reports from the Chief Executive Officer and the Chairman of any event reported to them under the policy, and copies of any reports involving departure from the Code are copied to the Audit Committee.

No material change report filed by the Company has pertained to any departure from the Code.

In considering transactions and agreements in respect of which a director or senior officer has an interest, a disclosure of that interest is tabled in writing and the interested party is absented from the discussion of the matter in question.

The Code is reviewed periodically by the directors and amendments have occurred on two occasions in the past.

In order to promote a culture of ethical business conduct, the Board has directed Management to disseminate the Code to employees of the Company and to set expectations regarding compliance as a condition of continuing employment.

6.	Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders of the Company, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience and assure a majority of directors are independent.

The Board has a Nominating Committee consisting of three members, presently two of which are independent. Should Mr. Finlay be elected, he will replace Mr. Stikeman on the Nominating Committee, and all three members will be independent at that point. The Directors review the skills of the prospective directors and identify any deficiencies and direct interviewing of suitable candidates. In order to encourage an independent nominating process, once a candidate is identified, such candidate meets with directors individually and as a group to discuss the Company’s business and regulatory activities. The Directors then receive a recommendation from the Nominating Committee on any candidate, who must be approved by the Board as a whole.

7.            Compensation

The Board has a Remuneration Committee composed entirely of independent directors. The Remuneration Committee has a charter that mandates it to recommend human resource and compensation policies. It is also mandated to review the performance of the Chief Executive Officer and set the salary, bonus and other benefits of the Chairman and Chief Executive Officer.

8.	Other Board Committees

In addition to the Audit, Remuneration and Nominating Committees, the Board has a Corporate Governance and Compliance Committee that reviews the Company’s corporate governance (committees, mandates and composition) and reviews them annually to ensure: (i) adherence to best practices based on evolving industry standards; and (ii) to ensure legal compliance with all applicable statutes and regulations pertaining to, among other things, financial reporting, internal controls, disclosure of a non-financial nature, as well as the evolution of fiduciary standards, both prescribed by statute, regulation and as it evolves in common law.

The Corporate Governance and Compliance Committee also reviews the Company’s compliance practice relating to the license and certification of its subsidiary gaming software to the Internet gaming industry overseas, reviewing all probity reports requested respecting its subsidiaries’ licensees, and assessing global legislative developments as they may affect the Company’s business around the world.

9.	Assessments

The Directors and its committees are regularly assessed as a group and individually in meetings and among individual directors and the Chairman, as situations require.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. A comprehensive description of the Company and its business as well as a summary of the risk factors applicable to the Company are set out in the Company’s latest Annual Information Form (“AIF”). The Company’s annual consolidated financial statements, together with the accompanying report of the auditor, Management’s Discussion and Analysis for the year ended December 31, 2009, and any of the Company’s interim consolidated financial statements and this Management Information Circular are available without charge to anyone, upon request by contacting CryptoLogic’s Investor Relations Department by mail at our office located at 55 St. Clair Avenue West, 3rd Floor, Toronto, Ontario, Canada, M4V 2Y7, by telephone at (416) 545-1455, by fax at (416) 545-1454,  or by mail at  our office located at 3rd Floor, Marine House Clanwilliam Place, Dublin 2 Ireland, by telephone at +353(0) 12340400 or by e-mail at investor.relations@cryptologic.com, and have been filed and are available on SEDAR at  www.sedar.com.

AUDITORS, REGISTRARS AND TRANSFER AGENTS

Grant Thornton Ireland, of Dublin, Ireland is the Company’s auditor and were first appointed to this position on October 17, 2008.

Equity Transfer & Trust Company of Toronto, Ontario, Canada is the Company’s transfer agent and registrar in Canada.

Capita Registrars (Guernsey) Limited of St. Peter Port, Guernsey is the Company’s transfer agent and registrar in Guernsey.

Continental Stock Transfer & Trust Company of New York, New York, U.S.A. is the Company’s transfer agent and registrar in the U.S.A.

DIRECTORS’ APPROVAL

The Board of Directors of the Company have approved the contents and sending of this Management Information Circular, and it has been sent to the Company’s directors, shareholders and auditors.

DATED at Dublin, Ireland, as of the 12th day of April, 2010.

By the order of the Board of Directors

(Signed)

David Gavagan
Chairman

APPENDIX “A“

CRYPTOLOGIC LIMITED

(the “Company”)

AUDIT COMMITTEE
TERMS OF REFERENCE

1.	PURPOSE

1.1           The overall purpose of the Audit Committee (the “Committee”) of the Company is to monitor the Company’s system of internal financial controls and procedures, to evaluate and report on the integrity of the financial statements of the Company, to enhance the independence of the Company’s external auditors and to oversee the financial reporting process of the Company.

2.	COMPOSITION, PROCEDURES AND ORGANIZATION

2.1           The Committee shall consist of at least three members of the board of directors of the Company (the “Board”), each of whom shall be, in the determination of the Board, “independent” as that term is defined by Multilateral Instrument 52-110, as amended from time to time. The current definition of “independent” is as set out in the Appendix to these terms of reference.

2.2           Each member of the Committee shall be, in the determination of the Board, financially literate. For the purposes of these terms of reference, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.3           The Board, at its organizational meeting held in conjunction with each annual meeting of shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee. Any member of the Committee ceasing to be a director shall cease to be a member of the Committee.

2.4           Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from amongst their number. The chair shall be an “independent” director and shall not have a second, or casting, vote.

2.5           The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors and its legal counsel, and to such information respecting the Company as it considers to be necessary or advisable in order to perform its duties.

2.6           Notice of every meeting shall be given to the external auditors, who shall, at the expense of the Company, be entitled to attend and to be heard thereat.

2.7           Meetings of the Committee shall be conducted as follows:

(a)	the Committee shall meet on a regular basis, at such times and at such locations as the chair of the Committee shall determine;

(b)	the external auditors or any member of the Committee may call a meeting of the Committee;

(c)
any director of the Company may request the chair of the Committee to call a meeting of the Committee and may attend such meeting to inform the Committee of a specific matter of concern to such director, and may participate in such meeting to the extent permitted by the chair of the Committee.

(d)	the external auditors and management employees shall, when required by the Committee, attend any meeting of the Committee; and

(e)	the Committee may require any attendee at a meeting who is not an “unrelated” director to excuse himself from any meeting.

2.8           The external auditors may communicate directly with the chair of the Committee and may meet separately with the Committee. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee through the chair any matter involving questionable, illegal or improper practices or transactions, with open access to the Committee through appropriate channels that ensure the employee’s confidentiality and job security, as appropriate.

2.9           Compensation to members of the Committee shall be limited to director’s fees, either in the form of cash or equity, and members shall not accept consulting, advisory or other compensatory fees from the Company (other than as members of the Board and Board committee members).

2.10          The Committee as a whole or any individual member of the Committee is authorized, at the Company’s expense, to retain independent counsel and other advisors as it determines necessary to carry out its duties.

3.	DUTIES

3.1           The overall duties of the Committee shall be to:

(a)	assist the Board in the discharge of its duties relating to the Company’s accounting policies and practices, reporting practices and internal controls;

(b)	establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

(c)	oversee the co-ordination of the activities of the external auditors;

(d)	ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal controls;

(e)
monitor the credibility and objectivity of the Company’s financial reports and satisfy itself that adequate procedures are in place for the review of Company information extracted from the financial statements;

(f)	report regularly to the Board on the fulfillment of the Committee’s duties;

(g)	establish procedures for the receipt and retention of complaints received by the Company regarding accounting, audit, and control matters;

(h)	assist the Board in the discharge of its duties relating to risk assessment and risk management; and

(i)	review and approve the hiring policies regarding employees or former employees of the external auditor.

3.2           The duties of the Committee as they relate to the external auditors shall be to:

(a)
make recommendations for the appointment of external auditors, and in particular their qualifications and independence, and to recommend to the Board a firm of external auditors to be engaged to provide audit services;

(b)
review, where there is to be a change of external auditors, all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 (“NI 51-102”), and the planned steps for an orderly transition;

(c)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI 51-102, on a routine basis, whether or not there is to be a change of external auditor;

(d)	review the engagement letters of the external auditors, both for audit and non-audit services and recommend to the Board their compensation;

(e)	review the performance, including the fee, scope and timing of the audit and other related services and any non-audit services provided by the external auditors;

(f)
review the nature of and fees for any non-audit services performed for the Company by the external auditors and with outside legal advice confirm that the nature and extent of such services does not contravene the requirements of applicable legislation that require the firm’s independence be maintained in carrying out the audit function; and

(g)	pre-approve all non-audit services to be provided to the Company or its affiliates by the external auditor.

3.3          The duties of the Committee as they relate to audits and financial reporting shall be to:

(a)	review the audit plan with the external auditor and management;

(b)
review with the external auditor and management any proposed changes in accounting policies, the presentation of the impact of significant risks and uncertainties, and key estimates and judgments of management that may in any such case be material to financial reporting;

(c)	review the contents of the audit report;

(d)	question the external auditor and management regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(e)	review the scope and quality of the audit work performed;

(f)	review the adequacy of the Company’s financial and auditing personnel;

(g)
review the co-operation received by the external auditor from the Company’s personnel during the audit, any problems encountered by the external auditors and any restrictions on the external auditor’s work and resolve disagreements between management and the external auditor regarding financial reporting;

(h)	review the internal resources used;

(i)
review the evaluation of internal controls by the internal auditor (or persons performing the internal audit function) and the external auditors, together with management’s response to the recommendations, including subsequent follow-up of any identified weaknesses;

(j)
review the appointments of the Chief Financial Officer, internal auditor (or persons performing the internal audit function) and any key financial executives involved in the financial reporting process;

(k)
review and recommend to the Board, the Company’s annual audited financial statements and those of its subsidiaries in conjunction with the report of the external auditors thereon, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(l)
review and recommend to the Board, the Company’s interim unaudited financial statements, MD&A and press release, and obtain an explanation from management of all significant variances between comparative reporting periods before release to the public;

(m)
establish a procedure for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and employees’ confidential anonymous submission of concerns regarding accounting and auditing matters; and

(n)	review the terms of reference for an internal auditor or internal audit function.

3.4           The duties of the Committee as they relate to accounting and disclosure policies and practices shall be to:

(a)
review changes to accounting principles of the Canadian Institute of Chartered Accountants and their US and UK counterparts which would have a significant impact on the Company’s financial reporting as reported to the Committee by management and the external auditors;

(b)	review the appropriateness of the accounting policies used in the preparation of the Company’s financial statements and consider recommendations for any material change to such policies;

(c)	review the status of material contingent liabilities or accruals as reported to the Committee by management;

(d)	review the status of income tax returns and potentially significant tax problems as reported to the Committee by management;

(e)	review any errors or omissions in the current or prior year’s financial statements and establish guidelines for re-statement;

(f)
review and approve before their release all public disclosure documents containing audited or unaudited financial information, including all press releases, prospectuses, annual reports to shareholders, annual information forms and management’s discussion and analysis; and

(g)	oversee and review all financial information and earnings guidance provided to analysts and rating agencies.

3.5          The other duties of the Committee shall include:

(a)	reviewing any inquires, investigations or audits of a financial nature by governmental, regulatory or taxing authorities;

(b)	formulating clear hiring policies for employees or former employees of the Company’s external auditors;

(c)	reviewing annual operating and capital budgets;

(d)	reviewing the funding and administration of the Company’s compensation and pension plans;

(e)	reviewing and reporting to the Board on difficulties and problems with regulatory agencies which are likely to have a significant financial impact;

(f)	inquiring of management and the external auditors as to any activities that may be or may appear to be illegal or unethical;

(g)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(h)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(i)	the review and approval of the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company; and

(j)	any other questions or matters referred to it by the Board.

APPENDIX

Definition of “independent”
(National Instrument 52-110)

1.4 Meaning of Independence – (1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)
For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expect to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with the issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer 's internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)
an individual who, or whose immediate family member is, or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)
For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)           For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)
the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)           has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 Additional Independence Requirements – (1) Despite any determination made under section 1.4, an individual who

(a)
accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)           is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)
For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.